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MAIL RECEIVED DEC 01 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2013 AND ENDING 9/30/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTCO INVESTMENT CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 HEMPSTEAD AVE
(No. and Street)

LYNBROOK (City) NY (State) 11563 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David E. Klein, CPA
(Name – *if individual, state last, first, middle name*)

3993 Huntingdon Pike, Suite 201 (Address) Huntingdon Valley (City) PA (State) 19009 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

******Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tj 12/3/14

OATH OR AFFIRMATION

I, JAMES G WESTMACOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTCO INVESTMENT CORP, as of SEPTEMBER 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lori B. Barrett
Notary Public State of New York
NO. 01BA6304444
Qualified in Nassau County
EXP May 27, 2018

Lori B. Barrett
Notary Public

[signature]
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Westco Investment Corp.

FINANCIAL STATEMENTS

September 30, 2014

Westco Investment Corp.
FINANCIAL STATEMENTS
September 30, 2014

Westco Investment Corp.

- Table of Contents -

David E. Klein
Certified Public Accountant

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

3993 Huntingdon Pike, Suite 201
Huntingdon Valley, Pennsylvania 19006
(215) 947-5474
Fax: (215) 947-9706
Email DAVIDKLEINCPA@GMAIL.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Westco Investment Corp

We have audited the accompanying financial statements of Westco Investment Corp (a New York corporation), which comprise the statement of financial condition as of September 30, 2014, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Westco Investment Corp's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Westco Investment Corp as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Westco Investment Corp's financial statements. The supplemental information is the responsibility of Westco Investment Corp's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

David E. Klein

David E. Klein

Huntingdon Valley, PA

November 21, 2014

Westco Investment Corp.

Balance Sheet
September 30, 2014

ASSETS

Current Assets	
Cash	$ 12,995
Commissions receivable	6,483
Marketable securities	63,375
Total Current Assets	82,853
Fixed Assets	
Furniture, fixtures, and equipment, less Accumulated depreciation of $30,951	-0-
TOTAL ASSETS	$ 82,853

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities	
Commissions payable	$ 990
Accrued expenses	12,762
Total Current Liabilities	13,752
Shareholder's Equity	
Common stock (200 shares authorized, no par value, 100 shares issued and outstanding)	51,000
Paid in capital	43,800
Retained deficit	(25,699)
Total Shareholder's Equity	69,101
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 82,853

See Notes to Financial Statements.

Westco Investment Corp.

Statement of Income

For the Year Ended September 30, 2014

REVENUE	
Commissions	$ 221,024
Interest and dividends	764
Short term and tong term capital gains on Mutual Funds	2,218
Gain on securities	4,276
TOTAL REVENUE	228,282
EXPENSES	
Commissions	35,543
Salaries	93,781
Insurance	29,357
Rent	13,706
General and administrative	2,108
Depreciation	0
Professional fees	8,000
Dues and subscriptions	6,954
Computer services	6,054
Telephone	578
Payroll taxes	8,062
Pension expense	2,673
Clearing Fees	12,409
Education	120
Utilities	2773
Consulting	728
TOTAL EXPENSES	222,846
Income before Provision for Income Taxes	5,436
Provision for Income Taxes	96
NET INCOME	$ 5,340

See Notes to Financial Statements.

Westco Investment Corp.

Statement of Changes in Shareholder's Equity
For the Year Ended September 30, 2014

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Shareholder's Equity October 1, 2013	$ 51,000	$ 43,800	$ (31,039)	$ 63,761
Net Income-September 30, 2014	-0-	-0-	5,340	5,340
Shareholder's Equity September 30, 2014	$ 51,000	$ 43,800	$ (25,699)	$ 69,101

Common stock, no par value, 200 shares authorized, 100 issued.

See Notes to Financial Statements.

Westco Investment Corp.

Statement of Cash Flows
For the Year Ended September 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 5,340
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities	
Depreciation	
Decrease in commissions receivable	10,724
Decrease in commissions payable	(5,395)
Increase in accrued expenses	4,176
Gain on securities	(7,252)
NET CASH PROVIDED BY OPERATIONS	7,593
NET INCREASE IN CASH	7,593
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,402
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 12,995
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid for Federal and State corporate taxes	$ 96

See Notes to Financial Statements.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Westco Investment Corp. (the "Company") began operations in 1986. The Company is a full service broker dealer and a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corporation (SIPC). The Company is located in the State of New York and is licensed to do business in New York.

Cash and Cash Equivalents

For the statement of cash flows, the Company includes cash on deposit and cash on hand with original maturities less than three months to be cash equivalents.

Investments

Investments in marketable securities with readily determinable fair values and all investments in debt securities are reported at their fair value in the statement of financial position. Unrealized gains and losses are included in the change in net assets.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are carried at cost and depreciated on an accelerated method with a useful life of five to seven years.

Certain Significant Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $-0- for the year ended September 30, 2014.

Marketable Securities

The Company classifies marketable securities, which consists of investments in marketable equity securities, as "trading securities." Under this classification, investments are stated at fair value.

	Costs	Unrealized Gains	Unrealized Losses	Market
Equity Securities	$ 53,969	$ 9,406	$ 0	$ 63,375

Note 2 - INCOME TAXES

The Company has a net operating loss carry forward to September 30, 2014 of $29,935 expiring at various dates through September 30, 2032.

Accounting principles generally accepted in the United States of America require Company management to evaluate tax positions taken by the Company, and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not, wouldn't be sustained upon examination by the applicable authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of September 30, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset), or disclosures in the financial statements. The Company is subject to routine audits by taking jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income examination for years prior to 2011.

Note 3 – CREDIT RISK

The Company has a substantial portion of its cash located in banks, which are insured for only $250,000 through FDIC insurance. Concentration of a credit risk is inherent, when failure of the bank could result in the Company being able to recoup only a portion of its cash. Although at September 30, 2014, deposits did not exceed the $250,000 FDIC limit, the possibility exists that cash deposits can go above the federally insured limit.

Note 4 – FAIR VALUE MEASUREMENT

The Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC") defines fair value as the price that would be received upon sale of an asset or paid upon transfer of liability in orderly transaction between market participants at the measurement date and in the principal or most advantageous market for the asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

The FASB ASC specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with the codification under GAAP, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs - Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

The FASB ASC requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value, measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

	Level 1	Level 2	Level 3	Total
Calamos Growth & Income	$ 15,435	$ -0-	$ -0-	$ 15,435
First Eagle US Value	17,418	-0-	-0-	17,418
iShares Core S & P 500	12,490	-0-	-0-	12,490
Ivy Balanced	17,599	-0-	-0-	17,599
SSN Money Market	433	-0-	-0-	433
	$ 63,375	$ -0-	$ -0-	$ 63,375

Note 5 - FIXED ASSETS

Fixed assets at September 30, 2014, consist of the following:

Furniture fixtures, and equipment	$ 30,951
Less accumulated depreciation	30,951
Book value	$ -0-

Note 6 – TRANSACTIONS WITH RELATED PARTIES

The Company leases its office space from a related party. There is no lease commitment and rent is paid on a monthly basis. Rent paid under this arrangement for the year ended September 30, 2014 was $13,706, with no amount due at September 30, 2014.

Westco Investment Corp. shares the same office space with three other related entities. Each entity pays their share of expense based on a percentage of use. These percentages are determined by the actual usage of the space and the employee's time spent working for the entity.

Note 7 – SIMPLE RETIREMENT PLAN

The company has established a cash or deferred arrangement SIMPLE IRA retirement plan. The plan matches 100% of employee contributions, up to 3% of gross pay. For the year ending September 30, 2014 employer expense was $2,673.

Note 8- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2014, the Company had net capital of $58,337 which was $53,337 in excess of its required net capital of $5,000.

Note 9- SUBSEQUENT EVENTS

Management has evaluated the need for disclosures and/or agreements resulting from subsequent events through November 21, 2014. Based on this evaluation, no adjustments were required to the Financial Statements as of September 30, 2014.

Westco Investment Corp

Schedule I
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
September 30, 2014

NET CAPITAL	
Total Stockholder's Equity Qualified for Net Capital	
Add:	$ 69,101
A. Subordinated borrowings allowable in computation of net capital	0
Total Capital and Allowable Subordinated Liabilities	$ 69,101
Deductions and/or Charges	
A. Non-Allowable Assets	
Receivables - Other	$ 0
Receivables from non-customers	4,342
Other Assets	0
Total Deductions/and or Charges	$ 4,342
Net Capital Before Haircuts on Securities Positions	64,759
Haircuts on Securities	
A. Trading Securities	$ 6,413
B. Mutual Fund Money Market	9
Total Haircuts on Securities	6,422
Net Capital	$ 58,337
AGGREGATE INDEBTEDNESS	
Items included in Statement of Financial Condition:	
Accounts Payable, Accrued and Other Liabilities	$ 13,752
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 5,000
Ratio: Aggregate Indebtedness to Net Capital	.2357 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$ 58,337
Net Audit Adjustments	0
Net Capital per above	$ 58,337

The accompanying notes are an integral part of these financial statements.

15c3-3 Exemption Report

The Company has claimed exemption from Rule 15c3-3 under (k)(2)(ii) based on the fact that all customer transactions are cleared through Securities Service Network, Inc. on a fully disclosed basis. To the best knowledge and belief of management of Westco Investment Corp., the conditions of the Company's exemption from Rule 15c3-3 were complied with throughout the year ended September 30, 2014 without exception.

David E. Klein
Certified Public Accountant

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

3993 Huntingdon Pike, Suite 201
Huntingdon Valley, Pennsylvania 19006
(215) 947-5474
Fax: (215) 947-9706
Email DAVIDKLEINCPA@GMAIL.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Westco Investment Corp.

We have reviewed management's statements, included in the accompanying 15c3-3, in which (1) Westco Investment Corp identified the following provisions of 17 C.F.R. §15c3-3(k) under which Westco Investment Corp claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Westco Investment Corp stated that Westco Investment Corp met the identified exemption provisions throughout the most recent fiscal year without exception. Westco Investment Corp's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westco Investment Corp's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

David E. Klein

David E. Klein

Huntingdon Valley, PA

November 21, 2014

David E. Klein
Certified Public Accountant

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

3993 Huntingdon Pike, Suite 201
Huntingdon Valley, Pennsylvania 19006
(215) 947-5474
Fax: (215) 947-9706
Email DAVIDKLEINCPA@GMAIL.COM

November 11, 2014

Members of Audit Committee

PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*, requires that we disclose to you in writing, at least annually, all relationships between our firm and any affiliates and your company and its related entities or persons in financial reporting oversight roles at your company that may reasonably be thought to bear on independence.

The following is a description of such relationships as of November 11, 2014 of which we are aware that are relevant to our audits of the Company's financial statements and internal control over financial reporting for the year ending September 30, 2014.

We are not aware of any such relationships.

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

As further required by PCAOB Rule 3526, we will be pleased to discuss the potential effects of such relationships on our independence with respect to the Company with you.

This letter is intended solely for use by you and other members of the Board of Directors in your consideration of our independence as auditors, and should not be used for any other purpose.

Very truly yours

David E. Klein

David E. Klein

Certified Public Accountant